[LETTERHEAD OF AMERICAN PACIFIC CORPORATION]

April 7, 2005

Via EDGAR AND OVERNIGHT MAIL

Scott Watkinson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0304
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the period ended December 31, 2004 File No. 1-8137

Dear Mr. Watkinson:

     As we discussed yesterday, a page was inadvertently omitted from Supplement Number 6 contained in supplemental information filed on behalf of America Pacific Corporation with our letter to you dated March 25, 2005. We have filed a corrected version of the supplemental information under cover of this letter which includes the omitted page.

     Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (702) 699-4166 or our counsel, John Campbell of Morrison & Foerster LLP at (415) 268-7197 or Lior Zorea of Morrison & Foerster LLP at (415) 268-6832. Thank you for your assistance.

Very truly yours,
/s/ Seth L. Van Voorhees

Seth L. Van Voorhees, Vice President, Treasurer, Chief Financial Officer and Secretary

Supplements to SEC Response Letter

SUPPLEMENT 1

Item 6. Selected Financial Data

FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA FOR THE YEARS ENDED SEPTEMBER 30,

	2004 (1)	2003	2002	2001	2000
	(in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Sales and operating revenues	$59,489	$68,866	$73,588	$63,089	$67,369
Cost of sales	40,246	37,349	43,529	38,186	44,279
Gross profit	19,243	31,517	30,059	24,903	23,090
Operating expenses	21,493	14,480	13,776	10,050	10,236
Impairment charge					9,084
Operating (loss) income	(2,250)	17,037	16,283	14,853	3,770
Interest income	1,102	912	945	1,877	1,987
Interest expense	532	1,696	4,180	4,467	5,568
Other expense (income)	450	760
Loss on Debt Extinguishments		1,522	149		1,594
Income (loss) before cumulative effect	(2,130)	13,971	12,899	12,263	(1,405)
Income taxes	(2,502)	4,611	4,257	4,537	(15,136)
Cumulative effect	769
Net (loss) income	(397)	9,360	8,642	7,726	13,731
Basic net income per share	(0.05)	1.29	1.21	1.10	1.88
Diluted net income per share	$(0.05)	$1.27	$1.18	$1.10	$1.86
BALANCE SHEET DATA:
Cash and cash equivalents	$23,777	$27,140	$65,826	$51,471	$30,128
Inventories and receivables	30,058	22,885	21,156	19,736	20,813
Property, plant and equipment – net	16,573	9,223	7,918	7,503	7,460
Intangible assets – net	13,679	17,579	21,297	25,411	29,805
Deferred income taxes	11,905	10,307	10,128	11,103	15,406
Total assets	100,628	101,685	131,971	123,042	117,590
Working capital	44,691	42,599	81,783	67,426	43,362
Long-term debt			40,600	44,175	44,175
Shareholders’ equity	$84,800	$84,834	$76,241	$66,955	$59,609
OTHER DATA:
Capital expenditures	$1,093	$3,119	$2,080	$1,624	$2,458
Depreciation and amortization	$5,737	$5,794	$6,384	$6,303	$8,931
Dividends per common share	$0.42	$0.00	$0.00	$0.00	$0.00
Closing stock price	$7.47	$8.48	$8.49	$7.10	$6.19

(1)	As discussed in Note 1 to our Consolidated Financial Statements, the consolidation of the ES joint venture as of March 31, 2004 significantly changes various line items of our balance sheet, statement of operations and cash flow presentations as compared to financial presentations in earlier reports.

SUPPLEMENT 2

AMERICAN PACIFIC CORPORATION
Condensed Consolidated Statements of Operations
(unaudited)

	For the three months ended		For the nine months ended
	June 30,		June 30,
	2005	2004	2005	2004
Sales and Operating Revenues	$	$15,829,000	$	$39,410,000
Cost of Sales		10,994,000		26,717,000

Gross Profit		4,835,000		12,693,000
Operating Expenses		5,638,000		15,505,000

Operating Income (Loss)		(803,000)		(2,812,000)
Interest Income		262,000		815,000
Interest Expense		265,000		265,000
Other Income (Expense)		—		450,000

Income (Loss) Before Income Taxes and Cumulative Effect		(806,000)		(2,712,000)
Income Taxes (Benefit)		(282,000)		(949,000)
Cumulative Effect of Accounting Adjustment		—		769,000

Net Income (Loss)	$	$(524,000)	$	$(2,532,000)

Basic Net Income (Loss) Per Share	$	$(0.07)	$	$(0.35)

Basic Net Income (Loss) Before Cumulative Effect Per Share	$	$(0.11)	$	$(0.37)

Average Shares Outstanding		7,292,000		7,278,000

Diluted Net Income (Loss) Per Share	$	$(0.07)	$	$(0.35)

Diluted Net Income (Loss) Before Cumulative Effect Per Share	$	$(0.11)	$	$(0.37)

Diluted Shares		7,292,000		7,278,000

See the accompanying Notes to Condensed Consolidated Financial Statements.

SUPPLEMENT 3

AMERICAN PACIFIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
SALES AND OPERATING REVENUES	$59,489,000	$68,866,000	$73,588,000
COST OF SALES	40,246,000	37,349,000	43,529,000

GROSS PROFIT	19,243,000	31,517,000	30,059,000
OPERATING EXPENSES	21,493,000	14,480,000	13,776,000

OPERATING (LOSS) INCOME	(2,250,000)	17,037,000	16,283,000
INTEREST INCOME	1,102,000	912,000	945,000
INTEREST EXPENSE	532,000	1,696,000	4,180,000
OTHER EXPENSE (INCOME)	450,000	760,000
LOSS ON DEBT EXTINGUISHMENTS		1,522,000	149,000

(LOSS) INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT	(2,130,000)	13,971,000	12,899,000
PROVISION (BENEFIT) FOR INCOME TAXES	(2,502,000)	4,611,000	4,257,000

INCOME BEFORE CUMULATIVE EFFECT	372,000	9,360,000	8,642,000
CUMULATIVE EFFECT ACCOUNTING ADJUSTMENT	769,000

NET (LOSS) INCOME	$(397,000)	$9,360,000	$8,642,000

BASIC NET (LOSS) INCOME PER SHARE	$(0.05)	$1.29	$1.21

BASIC LOSS (INCOME) BEFORE CUMULATIVE EFFECT	$0.05	$1.29	$1.21

AVERAGE SHARES OUTSTANDING	7,281,000	7,253,000	7,145,000

DILUTED NET (LOSS) INCOME PER SHARE	$(0.05)	$1.27	$1.18

DILUTED (LOSS) INCOME BEFORE CUMULATIVE EFFECT PER SHARE	$0.05	$1.27	$1.18

DILUTED SHARES	7,328,000	7,353,000	7,335,000

See Notes to Consolidated Financial Statements.

SUPPLEMENT 4

AMERICAN PACIFIC CORPORATION AND SUBSIDIARIES
STATEMENTS OF OPERATIONS

	For the Quarter ended				For the twelve months ended
	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	September 30, 2004
SALES AND OPERATING REVENUES	$4,794,000	$18,787,000	$15,829,000	$20,079,000	$59,489,000
COST OF SALES	4,324,000	11,398,000	10,994,000	13,530,000	40,246,000

GROSS PROFIT	470,000	7,389,000	4,835,000	6,549,000	19,243,000
OPERATING EXPENSES	3,764,000	6,102,000	5,638,000	5,989,000	21,493,000

OPERATING (LOSS) INCOME	(3,294,000)	1,287,000	(803,000)	560,000	(2,250,000)
INTEREST INCOME	131,000	309,000	262,000	287,000	1,102,000
INTEREST EXPENSE			265,000	267,000	532,000
OTHER EXPENSE (INCOME)	340,000	110,000			450,000

(LOSS) INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT	(3,390,000)	1,486,000	(806,000)	580,000	(2,130,000)
PROVISION (BENEFIT) FOR INCOME TAXES	(1,186,000)	520,000	(282,000)	(1,554,000)	(2,502,000)

(LOSS) INCOME BEFORE CUMULATIVE EFFECT	(2,204,000)	966,000	(524,000)	2,134,000	372,000
CUMULATIVE EFFECT ACCOUNTING ADJUSTMENT		769,000			769,000

NET (LOSS) INCOME	$(2,204,000)	$197,000	$(524,000)	$2,134,000	( $397,000)

BASIC NET (LOSS) INCOME PER SHARE	$(0.30)	$0.13	$(0.07)	$0.30	$0.05

BASIC LOSS (INCOME) BEFORE CUMULATIVE EFFECT	$(0.30)	$0.03	$(0.07)	$0.30	$(0.05)

AVERAGE SHARES OUTSTANDING	7,256,000	7,285,000	7,292,000	7,145,000	7,145,000

DILUTED NET (LOSS) INCOME PER SHARE	$(0.30)	$0.13	$(0.07)	$0.30	$0.05

DILUTED (LOSS) INCOME BEFORE CUMULATIVE EFFECT PER SHARE	$(0.30)	$0.03	$(0.07)	$0.30	$(0.05)

DILUTED SHARES	7,256,000	7,363,000	7,292,000	7,335,000	7,335,000

SUPPLEMENT 5

ENERGETIC SYSTEMS

	For the Six Months	For the Fiscal Year	For the Fiscal Year
	Ended March 30,	Ended September 30,	Ended September 30,
	2004	2003	2002
Interest Income	$402,000	$620,000	$—
Preferred Stock Dividend Received by the Company	$—	$—	$—

SUPPLEMENT 6

Significant Subsidiary Test for Purposes of S-X Rule 3.09 and 4.08(g)

I. Investment Test
Investments in and advances (including current
and noncurrent) to potentially significant
subsidiary by—
Parent	(A )	10,393,000

Parent’s other subsidiaries	(B )	0

Total, (A) plus (B)	(C-1)	10,393,000

Total for a group of unconsolidated subsidiaries	(C-2)	10,393,000

II. Asset test
Consolidated assets (Note 1)	(D )	101,685,000

10% of (D) =	(E-1)	10,168,000

20% of (D) =	(E-2)	20,337,000

Total assets of potentially significant
subsidiary (after intercompany eliminations)
(Note 2)	(F )	12,242,000

Percent of ownership of potentially significant
subsidiary by parent and parent’s other
subsidiaries	(G )	50%

Proportionate share of total assets, (F) times (G)	(H-1)	6,121,000

Proportionate share of total assets for a group
of unconsolidated subsidiaries calculated based
on the parent’s combined percentage ownership of
each unconsolidated subsidiary multiplied by
their respective total assets.	(H-2)	6,121,000

TEST IS
MET
50%-or-Less-Owned Persons:	YES	NO

On an individual basis, if (C-1) is greater than (E-1) or (H-1) is greater than (E-1), the test is met, the potentially significant subsidiary is significant, and summarized financial information must be furnished in the footnotes to the consolidated financial statements.	X

On a group basis, if (C-2) is greater than (E-1) or (H-2) is greater than (E-1), the test is met, the group is significant, and summarized financial information must be furnished in the footnotes to the consolidated financial statements.		X

On an individual basis, if C-1 is greater than E-2, the test is met, the potentially significant subsidiary is significant, and separate statements must be filed.		X

Subsidiaries Not Consolidated:

Rule 4.08(g)—Summarized financial information must be furnished in the footnotes to the consolidated financial statements.		X

Rule 3.09(a)—On an individual basis, if C-1 is greater than E-2 or H-1 is greater than E-2, the test is met, the potentially significant subsidiary is significant, and separate statements must be filed.		X

Notes to Test:

1.	After normal intercompany eliminations, but without elimination of investments in and advances to unconsolidated subsidiaries or 50%-or-less persons.

2.	a.	If tested subsidiary (or group) has an equity interest in other unconsolidated subsidiaries (or an equity interest in 50%-or-less-owned persons), do not substitute its proportional share of their assets for investments in and advances to those companies.

	b.	Reduce the tested subsidiary’s total assets for any receivables from companies included in the consolidated statements.

	c.	Do not eliminate receivables from other unconsolidated and 50%-or-less-owned persons.

Income Test

(1)	Consolidated income (loss)

	From continuing operations (before income taxes,		13,971,000
	extraordinary items, and the cumulative effect of an accounting change). This amount includes pretax equity income of unconsolidated subsidiaries and 50%-or-less-owned companies whose operations are continuing.	(I-1)

	Enter amount from (T) here	(I-2)	10,114,400

	Using the greater of the (I-1) or (I-2), calculate:		2,794,200		1,397,100

	20% of (I)-10% (I)	(J-1)		(J-2)

(2)	Income (loss) of tested subsidiary				NA

	Continuing operations of tested subsidiary (before income taxes, extraordinary items, and the cumulative effect of an accounting change).			(K)

	Intercompany profits of tested subsidiary, before				NA
	income taxes.			(L)

	Total, (K) less (L)			(M)	(1,515,000)

	Proportionate share of income, (M) times (D)			(N-1)	(760,000)

	Proportionate share of income for a group of				(760,000)
	unconsolidated subsidiaries calculated based on the parent’s combined ownership of each unconsolidated subsidiary times their respective
	income			(N-2)

TEST IS
MET
	YES	NO
On an individual basis, if both (N-1) and (J-1) are positive figures and (N-1) is greater than (J-1), the test is met—the subsidiary is significant and separate financial statements are filed.		X

For the group of unconsolidated subsidiaries, if (N-2) and (J-2) are positive figures and (N-2) is greater than (J-2), the group is significant and summarized financial information must be furnished in the footnotes to the consolidated financial statements.		X

(3) If either (N) or (J), but not both, are loss figures, the test is made by comparing the potentially significant subsidiary (N-1) with the consolidated figures excluding the income or loss of the potentially significant subsidiary—as follows:

Consolidated income (loss) using the greater of (I-1) or (I-2)	(O)	13,971,000

Add back potentially significant subsidiary’s (or group’s) income (loss) if included in consolidation	(P)	(760,000)

Consolidated income (loss) exclusive of tested subsidiary (or group) (O) less (P)	(Q)	14,731,000

20% of (Q)	(R)	2,946,200

			TEST IS
			MET
			YES	NO
	If (P) is greater than (R) disregard positive or negative—the test is met and the subsidiary (or group) is a significant subsidiary and separate information is required.			X

(4)	Average Consolidated Income Rule.

	Note:	The following rule is not applicable to registrants with a loss for the most current year. It is also not applicable, in any circumstances, to the tested subsidiary.

	If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than average of the income for the last five fiscal years, such average income should be used for computational purposes.
	Average consolidated income—from continuing operations (before income taxes, extraordinary items, and the cumulative effect of an accounting change). Loss years should be omitted.

	This year			13,971,000

	1st preceding year			12,899,000

	2nd preceding year			12,263,000

	3rd preceding year			Loss

	4th preceding year			11,439,000

	Total		(S)	50,572,000

	Average—(S) divided by 5, even if loss years are excluded from numerator		(T)	10,114,400

SUPPLEMENT 7

ENERGETIC SYSTEMS

	For the Six	For the Fiscal Year	For the Fiscal Year
	Months Ended March	Ended September 30,	Ended September 30,
	31, 2004	2003	2002
Pre-Tax Income	$(1,345,105)	$(1,578,259)	$—
Total Preferred Stock Dividend	$—	$—	$—
Portion of Total Preferred Stock Dividend Paid to the Company	$—	$—	$—

SUPPLEMENT 8

Bill and Hold Invoicing ($)

	1Q	2Q	3Q	4Q	Full Year
FY 2004	—	13,331,758	5,513,567	12,358,501	31,203,826
FY 2003	10,026,458	15,917,582	10,571,933	11,328,183	47,844,156

SUPPLEMENT 9

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at September 30, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$310,000	$117,000
Buildings,	4,426,000	1,885,000
Machinery and equipment	24,253,000	17,580,000
Construction	1,260,000	1,029,000

Total	30,269,000	20,611,000
Less: accumulated depreciation	(13,696,000)	(11,388,000)

Property, plant and equipment, net	$16,573,000	$9,223,000

Depreciation expense was approximately $1.8 million, $1.8 million and $2.2 million during the years ended September 30, 2004, 2003 and 2002, respectively. The increase in building, machinery and equipment in 2004 was principally attributed to the consolidation of ES.

SUPPLEMENT 10

EMPLOYEE BENEFIT PLANS

We maintain a group health and life benefit plan, an employee stock ownership plan (“ESOP”) that includes a Section 401(k) feature, a defined benefit pension plan (the “Plan”), and a supplemental executive retirement plan (“SERP”). The ESOP permits employees to make contributions. Plan benefits are paid based on an average of earnings, retirement age, and length of service, among other factors.

The tables below provide relevant financial information about the Plan as of and for the fiscal years ended September 30:

Defined Benefit Pension Plan
	9/30/2004	9/30/2003
A. Change in Benefit Obligation
1. Benefit obligation at beginning of year	$25,255,000	$20,160,000
2. Service cost	944,000	770,000
3. Interest cost	1,466,000	1,388,000
4. Plan participants’ contributions	0	0
5. Actuarial (gains)/losses	225,000	3,488,000
6. Foreign currency exchange rate changes	0	0
7. Benefits paid	(791,000)	(791,000)
8. Plan Amendments	0	240,000
9. Business Combination/Divestitures	0	0
10. Curtailments/Settlements/Termination Benefits	0	0
11. Other Events	0	0

12. Benefit obligation at end of year	$27,099,000	$25,255,000
B. Change in Plan Assets
1. Fair value of plan assets at beginning of year	$13,968,000	$11,232,000
2. Actual return on plan assets	1,770,000	1,717,000
3. Foreign currency exchange rate changes	0	0
4. Employer contribution	1,707,000	1,810,000
5. Plan participants’ contributions	0	0
6. Benefits paid	(791,000)	(791,000)
7. Business Combination/Divestitures	0	0
8. Curtailments/Settlements/Termination Benefits	0	0
9. Other Events	0	0

10. Fair value of plan assets at end of year	$16,654,000	$13,968,000
C. Reconciliation of Funded Status
1. Funded status (B.10 - A.12)	$(10,444,000)	$(11,287,000)
2. Contribution adjustment	0	0
3. Amount not Recognized in the Statement of Financial Position	0	0
4. Unrecognized net actuarial (gains)/losses	7,186,000	8,040,000
5. Unrecognized transition obligation	0	0
6. Unrecognized prior service cost	405,000	462,000

7. Net amount recognized	$(2,854,000)	$(2,785,000)
D. Amounts Recognized in the Financial Statement
1. Prepaid benefit cost	$0	$0
2. Accrued benefit liability	(4,466,000)	(5,587,000)

3. Intangible assets	405,000	461,000
4. Accumulated other comprehensive income (pre-tax)	1,207,000	2,341,000

5. Net amount recognized	$(2,854,000)	$(2,785,000)

The accumulated benefit obligation for the pension plan was $21,120,000 and $19,555,000 at September 30, 2004 and September 30, 2003, respectively.

E. Information for pension plan with an accumulated benefit obligation in excess of plan assets
1. Projected benefit obligation	27,099,000	25,255,000
2. Accumulated benefit obligation	21,120,000	19,555,000
3. Fair value of plan asset	16,654,000	13,968,000
F. Components of Net Periodic Benefit Cost
1. Service cost	$945,000	$770,000
2. Interest cost	1,466,000	1,388,000
3. Expected return on assets	(1,165,000)	(930,000)
4. Amortization of net transition amount	0	0
5. Amortization of prior service cost	58,000	58,000
6. Recognized net (gain) or loss	474,000	388,000
7. Business Combination/Divestitures	0	0
8. Curtailments/Settlements/Termination Benefits	0	0
9. Other Events	0	0

10. Net periodic benefit cost	$1,778,000	$1,673,000
G Additional Information
Increase in minimum liability included in other comprehensive income (pre-tax)	(1,133,000)	511,000
H. Actuarial Assumptions
Weighted-average assumptions used to determine benefit obligations at September 30	9/30/2004	9/30/2003

Discount rate	6.00%	6.00%
Rate of Compensation Increase	4.50%	4.50%
Mortality	RP-2000	GAM-1983
Measurement Date	9/30/2004	9/30/2003
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	6.00%	6.75%
Expected Return on Plan Assets	8.00%	8.00%
Rate of Compensation Increase	4.50%	4.50%
Mortality	GAM-1983	GAM-1983

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities is 9.5%, the expected return on debt instruments is 6.0%, and the expected return on short term investments is 5.0%.

I. Plan Assets

	Target	Actual	Actual
Asset Category	2005	9/30/2004	9/30/2003
Equity securities	64%	64%	58%
Debt securities	14%	14%	13%
Real estate	0%	0%	0%
Other	22%	22%	29%

Total	100%	100%	100%

The general principles guiding investment of U.S. pension assets are those embodied in the Employee Retirement Income Security Act of 1974 (ERISA). These principles include discharging the company’s investment responsibilities for the exclusive benefit of plan participants and in accordance with the “prudent expert” standard and other ERISA rules and regulations. The company establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. Plan assets are managed by professional investment firms unrelated to the company.

J. Contributions

American Pacific Corporation expects to contribute $1,613,000 to the pension plan in 2005.

K. Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	985,000
2006	1,003,000
2007	1,029,000
2008	1,065,000
2009	1,125,000
Years 2010 - 2014	5,999,000

Participants in the SERP include our current and former Chief Executive Officer. The tables below provide relevant financial information about the SERP as of and for the fiscal years ended September 30:

Supplemental Executive Retirement Plan

	9/30/2004	9/30/2003
A. Change in Benefit Obligation
1. Benefit obligation at beginning of year	$2,987,000	$2,631,000
2. Service cost	18,000	18,000
3. Interest cost	183,000	183,000
4. Plan participants’ contributions	0	0
5. Actuarial (gains)/losses	75,000	282,000
6. Foreign currency exchange rate changes	0	0
7. Benefits paid	(723,000)	(126,000)
8. Plan Amendments	0	0
9. Business Combination/Divestitures	0	0
10. Curtailments/Settlements/Termination Benefits	0	0
11. Other Events	0	0

12. Benefit obligation at end of year	$2,540,000	$2,987,000
B. Change in Plan Assets
1. Fair value of plan assets at beginning of year	$0	$0
2. Actual return on plan assets	0	0
3. Foreign currency exchange rate changes	0	0
4. Employer contribution	722,919	126,000
5. Plan participants’ contributions	0	0
6. Benefits paid	(722,919)	(126,000)
7. Business Combination/Divestitures	0	0
8. Curtailments/Settlements/Termination Benefits	0	0
9. Other Events	0	0

10. Fair value of plan assets at end of year	$0	$0
C. Reconciliation of Funded Status
1. Funded status (B.10 - A.12)	$(2,540,000)	$(2,987,000)
2. Contribution adjustment	0	0
3. Amount not Recognized in the Statement of Financial Position	0	0
4. Unrecognized net actuarial (gains)/losses	631,000	585,000
5. Unrecognized transition obligation	0	0
6. Unrecognized prior service cost	142,000	185,000

7. Net amount recognized	$(1,767,000)	$(2,217,000)
D. Amounts Recognized in the Financial Statement
1. Prepaid benefit cost	$0	$0
2. Accrued benefit liability	(2,540,000)	(2,293,000)
3. Intangible assets	142,000	76,000
4. Accumulated other comprehensive income (pre-tax)	631,000	0

5. Net amount recognized	$(1,767,000)	$(2,217,000)

The accumulated benefit obligation for the pension plan was $2,540,287 and $2,293,187 at September 30, 2004 and September 30, 2003, respectively.

E. Information for pension plan with an accumulated benefit obligation in excess of plan assets
1. Projected benefit obligation	2,540,000	2,987,000
2. Accumulated benefit obligation	2,540,000	2,293,000
3. Fair value of plan asset	0	0
F. Components of Net Periodic Benefit Cost
1. Service cost	$18,000	$18,000
2. Interest cost	183,000	183,000
3. Expected return on assets	0	0
4. Amortization of net transition amount	0	0
5. Amortization of prior service cost	42,000	43,000
6. Recognized net (gain) or loss	29,000	12,000
7. Business Combination/Divestitures	0	0
8. Curtailments/Settlements/Termination Benefits	0	0
9. Other Events	0	0

10. Net periodic benefit cost	$272,000	$256,000

G Additional Information
Increase in minimum liability included in other comprehensive income (pre-tax)	632,000	0

H. Actuarial Assumptions
Weighted-average assumptions used to determine benefit obligations at September 30	9/30/2004	9/30/2003

Discount rate	6.00%	6.00%
Rate of Compensation Increase	4.50%	4.50%
Mortality	RP-2000	GAM-1983
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	6.00%	6.75%
Rate of Compensation Increase	4.50%	4.50%
Mortality	GAM-1983	GAM-1983

I. Contributions
American Pacific Corporation expects to contribute $126,000 to the pension plan in 2005.

J. Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	126,000
2006	126,000
2007	215,000
2008	303,000
2009	303,000
Years 2010 - 2014	1,517,000